June 16, 2014

VIA FEDEX AND EDGAR

Re:	Brixmor Property Group Inc.
Registration Statement on Form S-11
File No. 333-196288

Sandra B. Hunter, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Hunter:

On behalf of Brixmor Property Group Inc. ( “Brixmor”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement relating to the offering of shares of Brixmor’s common stock, marked to show changes from the Registration Statement as filed on May 27, 2014. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated June 13, 2014, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page

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numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by Brixmor.

General

1.	We note that your definition of EBITDA now includes an adjustment for net income (loss) attributable to non-controlling interests not convertible into common stock. Please tell us why you believe it is appropriate to include this adjustment within your calculation of EBITDA, or revise the title of the measure accordingly to indicate that it is calculated differently than EBITDA as described in Exchange Act Release No. 47226.

In response to the Staff’s comment, Brixmor has revised pages 16, 18 and 19 to eliminate the adjustment for net income (loss) attributable to non-controlling interests not convertible into common stock from its presentation of EBITDA. The adjustment has instead been included in Brixmor’s presentation of Adjusted EBITDA.

2.	We note that you no longer refer to NAREIT when describing the definition of your FFO measure. Please specifically tell us if your definition of FFO includes adjustments that differ from those defined by NAREIT. If so, please revise to disclose the measure calculated based on the industry-recognized NAREIT definition in addition to your FFO measure. Also, please revise the title of your FFO measure to highlight the differences. For example, if your FFO measure is calculated on a basis that is only attributable to certain equity holders, please indicate this in the title.

In response to the Staff’s comment, Brixmor has revised its definition of FFO on page 16 to expressly reference the NAREIT definition and has conformed its presentation of FFO on page 17 accordingly. The sole component of Brixmor’s prior presentation of FFO that differed from the NAREIT definition was an adjustment to exclude net income (loss) attributable to non-controlling interests not convertible into common stock. Accordingly, Brixmor has revised page 16 and the reconciliation on page 17 to include an additional measure, entitled “FFO attributable to stockholders and non-controlling interests convertible to common stock” in order to present FFO calculated on such basis.

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Please do not hesitate to call Michael V. Pappagallo, President and Chief Financial Officer of Brixmor, at 646-344-8700 with any questions or further comments you may have regarding accounting matters and Joshua Ford Bonnie at 212-455-3986 with any other questions or further comments you may have regarding this filing.

SECURITIES AND EXCHANGE COMMISSION	2	June 16, 2014

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Tom Kluck, Esq.

Brixmor Property Group Inc.

Michael V. Pappagallo

Steven F. Siegel, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

David J. Goldschmidt, Esq.

Phyllis G. Korff, Esq.